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                                                                      EXHIBIT 20

                                  [OPTEL LOGO]

FOR IMMEDIATE RELEASE

Contacts:         Matt Hutchins                        Stephen Dube
                  President                            Chief Operating Officer
                  I3S, Inc.                            OpTel, Inc.
                  972/650-6900                         214/634-3856



               OPTEL AND I3S LAUNCH HIGH-SPEED BROADBAND SERVICES
                      IN DALLAS, HOUSTON AND SAN FRANCISCO


DALLAS, TEXAS, JANUARY 19, 1999. OpTel, Inc. and I3S, Inc. announce today the launch of high-speed Internet access service in Dallas, Houston, and the San Francisco Bay Area. Last year, OpTel and I3S formed a strategic relationship to offer high speed, broadband data services to OpTel cable television customers across the United States. Through I3S' expanding Internet access network and OpTel's cable television distribution facilities, OpTel and I3S intend to provide cable modem Internet access and data services to the over 400,000 apartment and condominium homes reached by OpTel's cable network. The companies' combined networks will allow OpTel's subscribers to cruise the Internet at speeds of up to 1.5 megabits per second - - over 100 times faster than typical telephone dial-up Internet access.

Louis Brunel, OpTel's President and Chief Executive Officer, stated, "OpTel is committed to providing advanced telecommunications and high speed data services to our customers. After reviewing other potential ISP's, we found I3S to have the best fit with our business strategy. We are excited to be launching this advanced service to our customers and look forward to a mutually fruitful relationship with I3S."




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"We are very pleased to join with OpTel in a strategic alliance to provide high speed data services to MDUs nationally," said Jim Price, Chairman and Chief Executive Officer of I3S. "With their density in major markets across the United States, OpTel is an outstanding fit with our planned expansion in 1999 and into the future."

OpTel is a leading network based provider of integrated communications services, including local and long distance telephone and cable television services, to residents of multiple dwelling units in the United States. OpTel currently provides cable television and telecommunications services in several metropolitan areas, including Los Angeles, San Diego, San Francisco, Phoenix, Denver, Houston, Dallas-Fort Worth, Austin, Chicago, Indianapolis, Atlanta, Miami-Ft. Lauderdale, Tampa, and Orlando. OpTel is majority owned by Le Groupe Videotron Ltee, owner of the second largest cable television operator in Canada.

I3S is a leading provider of broadband data services to apartment communities across the nation. I3S plans to use its national private network to deliver its BroadbandNow!(TM) Internet service to over 1,000,000 apartment units in 23 metropolitan markets around the country in the coming year. I3S is also producing and aggregating broadband content that enables subscribers to experience a true broadband portal supported by its high-speed network.

OpTel and I3S are both based in Dallas, Texas. Additional information concerning this new high speed Internet service may be found on the Internet at http://www.optelnow.com. Additional information about OpTel is available on the Internet at http://www.optelinc.com. I3S provides additional information on its Internet website at http://www.i3s.com.